Filed by Banco Santander, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Webster Financial Corporation

Commission File No.: 001-31486

The following is a transcript of the Santander FY'25 Earnings Presentation held by Banco Santander, S.A. on February 3, 2026. This transcript has been edited to facilitate reading and may contain errors.

Raul Sinha

3 February 2026

Good evening everyone and thank you for joining Santander 2025 results presentation.

We are delighted to be joined by executive chair Ana Botin, our CEO Héctor Grisi and our CFO Jose Garcia Cantera.

We are going to have a short presentation with Ana leading the way. Ana, it's my pleasure to hand over to you.

Ana Botin

Thank you Raul, and good evening everyone. Welcome to our 25 results presentation. So along side our strong results today, we're announcing the acquisition of Webster Financial Corporation, an important strategic step for the group. So for that reason, today's presentation will follow a slightly different structure:

First, Hector will kick off with an overview of our results.

Then I will explain the transaction in detail, including the strategic and financial rationale and implications. And, I will then wrap up with some closing remarks and our outlook for 2028.

Hector, over to you.

Hector Grisi

Thanks Ana and welcome to our full year results presentation. This was another record year for Santander with our customer base growing by 8 million new customers to 180 million, our quarterly profit hit a new record and with 14.1 billion in 25, we have reported our best-ever annual results driven by solid underlying growth across all our businesses.

We achieved this by focusing on One Transformation, making excellent progress towards a common operating model and simplifying our products. This has enabled us to improve our efficiency to almost 41% and to increase our ROTE post AT1 to 16.3%.

We have further strengthened our balance sheet ending the year at an all time high CET1 ratio of 13.5% reflecting our ability to generate capital organically. And finally, we once again delivered strong shareholder value creation with TNAV plus dividend per share growing by 14%.

Our profits are up 12% year over year and ex Argentina up 15% year on year. We delivered strong growth in our top line with revenue up 4% in constant euros supported by customer activity across all our businesses.

Fee income is up 9% in constant euros supported by significant growth in customers and the network benefits we're capturing through our global businesses.

Expenses grew well below revenue down 1% in absolute terms showcasing the positive effects of our transformation.

And we delivered record net operating income of almost 37 billion.

Our prudent approach to risk is also evident in our cost of risk, which ended the year at 1.15% in line with our guidance for 2025.

The combination of our global businesses with geographical diversification continues to drive profitable and resilient growth. CIB Wealth and Payments delivered strong revenue growth underpinned by solid fee increases driven by network effects and enhanced capabilities.

At the same time, while higher interest rates benefit our retail franchises in Europe, other parts of the group perform better with lower rates.

Our consumer business is a great example of this with NII up 5% year on year.

In addition, our strong customer focus and productive effort in active balance sheet management explain the resilient group NII performance, which excluding Argentina grew 3% year on year.

At the same time, we are beginning to see the benefits of our global platforms.

Our global and diversified model allows us to both improve customer experience and efficiency, and the ability to allocate capital in a dynamic way across global businesses and geographies, something very few can replicate.

Combined with our global capital discipline and focus on profitability, this is driving higher ROTE with the Group and most of our global businesses above the targets we set for 25. This is despite adverse macro on a net basis compared to our base scenario.

Our consistent execution has driven positive operating leverage. The key driver of this was: One Transformation driven by simplification and automation, which resulted in 265 basis points of efficiencies followed by our global businesses, which contributed 108 basis points and our global tech capabilities with another 87 basis points.

And there is still much more to come. We see further upside as we roll out common operating model and tech platforms across retail and consumer. While we also capture network effects across our global businesses, particularly on Wealth and Insurance, CIB and payments. And very importantly all this is something that is entirely under our control.

In Retail One Transformation improved our operating leverage by combining the deployment of our global platforms with a strong local execution and network benefits. We grew active customers by around 2% while reducing our cost to serve by around 4%, closing 25 with a 39% cost to income ratio and almost 18% post AT1 RoTE exceeding the objectives we set for the year. This performance reflects progress on the transformation of both the operating and the business models in parallel and the beginning of tech platform deployment.

First, we're rolling out common business models across the countries through our global businesses. Second, we are moving towards common operating models by simplifying products and customer journeys. And third, we are making good progress on automation through our global platforms. With Gravity and one app now deployed across key markets. As a result, retail profit grew 9% year on year with cost declining in real terms.

In Consumer, we made progress in the transformation by the scaling of Openbank as our global consumer platform. We are seeing a strong growth in our digital bank across key markets including the US, Mexico, and Germany, attracting a strong customer and deposit inflows and supporting our deposit gathering strategy to lower funding cost.

At the same time, we continue to expand and consolidate partnerships offering global best in class embedded finance solutions with leading platforms and OEMs. Zinia continue to scale through new strategic partnerships including Amazon and Apple, reaching more than 2 million customers and expanding installment and co-branded solutions across Europe.

Finally, a major milestone in our transformation was integration of Santander Consumer Finance and Openbank in Europe into a single legal entity under the Openbank brand, simplifying our structure and enabling a more consistent and seamless experience for our customers and partners. As a result, Consumer delivered strong financial performance in 25 with profit growing 8% year on year supported by solid NI growth and improved cost of risk.

Across Wealth, CIB and payments. We are driving double digit fee growth through the network effects and global platforms. In CIB we're focused on our markets where we have invested to build a world class franchise to better serve corporate and institutional clients across our footprint. These investments resulted in another record year in revenue with high single digit fee growth while maintaining our low risk profile. We are building the best wealth and insurance manager across Europe and the Americas, supported by our leading global private banking platform and the best in class products.

Wealth profit was up 27% in 25 on the back of strong commercial activity and double digit fee growth. Looking ahead, Insurance is one of the biggest upside for fees in the Group.

In payments we hold a unique position as we operate on both sides of the value chain. We're capturing a scale and seizing a growing opportunity through our global platforms, principally as an enabler to group platforms but increasingly also in the open markets. In 25 payments volume was up 9% and PagoNxt EBITDA margin closed above 34%.

Looking ahead CIB Wealth and Payments will remain a key growth engine and key drivers of fee growth for the Group.

Our strong operational and financial performance is driving higher profitability and double digit value creation. Post AT1 ROTE reached 16.3% up nearly one percentage point year on year. Reflecting our disciplined approach to capital allocation. Pre AT1, we are above our original target of 17% ROTE set at the last investor day.

Earnings per share rose 17% supported by solid profit generation and lower share count following the buybacks. As a result, TNAV plus cash dividend per share grew by 14%. We maintain our upgraded target to distribute at least 10 billion Euro to our shareholders through share buybacks for 25 and 26 subject to the regulatory approvals.  The board approved a new buyback program of up to 5 billion including 3.2 billion generated from the sale of Poland and 1.8 billion against the second half 25 results. As the ECB has already granted the corresponding approval, the program will begin tomorrow. The program will start tomorrow, as I said.

Moving on to capital. Over the past few years we focused on improving capital productivity and accelerating organic capital generation. Our fully loaded CET1 ratio increased 70 basis points in 25 to 13.5%, well above our 12% to 13% target supported by record organic capital generation. After investing in profitable growth, remunerating our shareholders and observing regulatory impacts.

At the beginning of January, we completed the disposal of Santander Polska, at 2.2x price to tangible book generating around 95 basis points of capital. This capital has been deployed with discipline in line with our capital hierarchy. First, we used half of it to accelerate the delivery of our share buybacks within our target of at least 10 billion for 25 and 26. Second, we deployed some more excess capital into the acquisition of TSB, which will improve our UK ROTE to 16% by 2028. Given our improving profitability and strong momentum, our excess capital is likely to build further in 26, which brings us to the bolt-on acquisition of Webster. Anna, over to you.

Ana Botin

Thank you very much Hector.

And before I turn to Webster, I would like to spend a couple of minutes on where Santander US is today. In a nutshell, Santander US has made huge progress and you can see that in the numbers into building a sustainable and more profitable model every year in an organic path. So let me just give you the highlights, but let me start by saying that over the last three years, actually 23 to 25 profits have grown by over 30% and that the $1.7bn PAT in the US gets us to the 15% adjusted ROTE that we guided in our Investor Day. Very importantly, it has been one of the top countries in value creation for Santander shareholders over the last five years. Actually a top three geography.

So, in Consumer Openbank has continued to scale very fast reaching around 5 billion in deposits, over 200,000 customers and reducing, deposit funding cost.

In commercial, we are top 10 multifamily lender. Underscoring a very strong position in this US asset class and our strategic investments in CIB, you're seeing that again in the results with a business that is delivering a return on tangible equity of 18% driven by revenue growth, but very substantial growth in fees and very disciplined capital allocation.

We also remained a market leader in Wealth for LATAM high net worth offshore will continue to leverage the group's global network to build further scale in this business.

So, the acquisition of Webster is going to accelerate this transformation that as you have seen in the numbers, is ongoing and doing well. But the goal now is to be best in class in terms of both profitability and efficiency relative to the major US banks. This is a key focus. I would say the key focus in all our core markets be one of the most profitable banks. And let me give you the highlights. We are gonna pay $12.2 billion for Webster. That is a PE of 6.8 times, including the synergies that we have identified and feel very comfortable with in our due diligence. We expect to deliver close to 800 million pre-tax cost synergies. That's circa 19% of the combined cost base. As a result, Santander US ROTE would increase to 18% and will deliver 7 to 8% EPS accretion in 28.  Santander Group CET1 ratio is expected to be at 12.8% at closing, close to the 13% target this year. And we maintain and reiterate our commitment to do at least 10 billion share buybacks while remaining close to the top end of our 12 to 13% operating target for CET1.

Very importantly, this transaction is fully aligned with our capital hierarchy and it is expected to deliver circa 15% return on invested capital. That is almost six percentage points above returns from share buybacks today.

So moving to some of the key details of the transaction.

Webster is a bolt-on for Santander. As we've said, this is the kind of M&A we’ll do in our core markets.

The asset base represents just 4% of group assets [correction assets for loans]. The headline price translates into 10 times 28 consensus PE or two times Q4 25 tangible book value. As a reminder, we sold Poland at 2.2 times price to tangible and we have reinvested the proceeds to improve our deposit franchises in both the UK and the US.

We will pay 65% of the price in cash using our excess capital optionality and the remaining 35% we will pay for in Santander shares. We expect to complete the transaction before year end 26, with a joint integration team led by John Ciulla, who's the current chairman and CEO of Webster and will become the CEO of Santander Bank, NA with Christiana Riley, remaining country head of Santander US.

The strategic rationale and the financial rationale are both very compelling. The transaction scales our US Northeast franchise to the 10th largest retail and commercial bank in the United States by assets and importantly the fifth largest by deposits in our Northeast footprint. This is gonna bring benefits from economies of scale and a better competitive positioning.

Second, and importantly, our businesses are highly complementary. Webster has a lower cost of deposits and a loans to deposit ratio of 81%.

Combining this with our, (…) nationwide and, top consumer franchise with what Webster brings a very strong commercial franchise in its footprint and funding, advantage, this will be a key driver for continuous growth opportunities and synergies both on cost and revenues.

In the due diligence we've identified approximately 800 million of cost synergies. This is supported and will be supported and led by a management team with a proven integration track record and of course complimented by Santander's own experienced, tech, people and teams.

Together with one transformation, our current organic growth plans in the US and transformation and open bank Webster enhances significantly our US ROTE to 18% by 2028.

This is best in class amongst other US regional banks and actually among the top 25 banks one of the best.

It's a highly accretive acquisition for our shareholders. We will deliver seven to 7 to 8% EPS accretion and a return on investment capital of close to 15% while allowing us to deliver on our at least 10 billion buyback commitment. As Hector has mentioned. And as part of that commitment, we will begin our 5 billion share buyback […].

So Webster is a compelling combination with Santander. It's a great opportunity for Santander to strengthen and become much better in our US deposit and lending franchises. Webster operates across consumer, commercial, healthcare financial services with a strong presence in affluent markets and middle market lending. It has a leading health service accounts franchise, which is and provides a stable low cost funding base.

While not as large as other peers, Webster has shown a strong track record of growth, profitable growth and M&A integration.

Its latest results show a best in class financial performance with close to 17% ROTE, a 46% efficiency ratio and a 0.4 cost of risk.

On a combined basis. This will raise our deposit share to 8%, that is top five position in the northeast, an economic area that is as large as the UK economy. We will be a top 10 national retail and commercial bank by assets in the US and again, our US deposit franchise together with Webster becomes more stable and diversified. Importantly, the combined banks will have a significantly improved loan to deposit ratio around a hundred percent.

So a bit more detail for those of you that don't know Webster, you can see here a detail of both loans and deposits breakdown. They have, Webster has a much greater focus on C&I, which we don't. This results in a much more balanced loan mix and overall portfolio. It brings a lower risk profile reducing our cost of risk around 1.3, which compares with 1.6% for SAN US standalone. Importantly, the deposit base, the funding mix, brings, sticky low cost deposits with our cost of deposits combined cost of deposits falling from 2.7 to 2.4. And finally, again, I said this already, the combined, uh, franchise will help close the commercial funding gap to, close to a hundred percent loan to deposit.

So I want to stress that a key part of this transaction for us is a team, we value very highly the team that John Ciulla leads, together with Luis, they have done a great job over the last few years, not just in integration but in making their bank one of the most efficient and most profitable among regional banks. They have a proven track record in M&A, and John, current Chairman and CEO of Webster will become CEO of Santander Bank NA, including Webster, reporting to the SHUSA board.

Luis Maci, currently president and COO of Webster will become the head of integration, lead of integration. He will report directly both to John Ciulla as CEO of the banks, or the new bank, and Christiana Riley as president and CEO of Santander US […] Christiana O'Reilly, uh […] again remains country head and CEO […] of Santander US. And they have, all of them will have incentives aligned with the financial performance of the combination and the creation of long-term shareholder value. A combination that has, as I've mentioned, will have both revenue and efficiency benefits combining in investment efforts, synergizing operational overlaps, and bringing Webster onto our Openbank front end platform for consumers.

Whilst, uh, we will take Santander Bank, commercial Bank onto the Webster platform, through the integration we have, uh, identified close to 800 million in cost synergies, fully faced by the end of 28: headquarters efficiencies and branch optimization will reduce 480 million in cost, technology and operations will reduce 280 million in cost and other initiatives 35 million in cost.

In addition to these synergies, One Transformation will reduce over the same time period around 200 million uh, dollars in costs landing at the combined cost base of around 3.5 billion.

We have identified also a hundred million from balance sheet optimization with additional upside potential and very importantly, we, uh, have not included joint revenue opportunities, which clearly will be there.

Restructuring costs are expected to be around onetime cost synergies along with the TSB integration costs will be largely booked in 2026 against the gain on sale from Poland.

Overall, this evolution will translate into positive jaws that will push the combined efficiency ratio below 40% by 28. The transaction accelerates a three year organic plan. As I've mentioned at the beginning, it was a very ambitious plan.

Now with Webster, we aim and our target is to lift US ROTE from around 10% today, to 18% on a post AT1 basis by 28. This level of profitability will allow us to grow our business organically by investing in our customers, our technology and our people.

Reiterate again, that on a standalone basis and US is already on track to improve returns in a very significant way. Driven first by the full integration of auto and consumer banking. This is expected to deliver cost and funding benefits and result in a three percentage point improvement. Second, growth in capital light business, including CIB, which would add another two percentage point uplift to returns.

Based on consensus forecasts and our identified synergies, the combined SAN US franchise will be top three in cost efficiency among the top 25 US banks and in the top five by profitability by 28 based on current analyst forecasts.

I wanna reiterate, as I said at the beginning, that being one of the most profitable banks in our core geographies is a key target for Santander and the Webster acquisition gets us there. Webster provides this final step change that we needed in the US. Um, by lifting the returns by […]three percentage points or higher, again, the combined US business expected to deliver ROTE of 18% by 28, which is close to or at best in class among US banks.

During 2026. Organic capital generation net of distributions, regulatory headwinds and other factors is expected to be circa 70 basis points at the time of expected closing. For this deal, our CET ratio is expected to be close to 13% in the range of 12, eight to 13. Uh, again very close to the upper end of our operating range. The acquisition of Webster is expected to have an impact of around 140 basis points on Santander group CET1 ratio, and in 27 we expect to be back above 13% CET1, creating further capital optionality for additional shareholder remuneration subject to our capital hierarchy.

Importantly, as this is a bolt-on acquisition, we're able to reiterate our capital return commitments to remunerate shareholders with a 50% ordinary payout and at least 10 billion share buybacks for 25 and 26 earnings.

In summary, we're using excess capital in line with our capital hierarchy for a bolt-on acquisition that represents only 4% of group assets, which delivers a cash on cash close to 15% ROIC with Webster offering a perfect fit for Santander US and a combination that will be very competitive in its footprint. Second, together with the improvements that are already in plan from One Transformation will make SAN US more efficient, more profitable, reaching 18% ROTE in 28, and very importantly, improving the hard currency mix in terms of loans to 80% of total for the group, 80% of all the loans for Santander Group will be in hard currency. And third, that brings a strong management team with an excellent track record on successful integration and a culture and values similar to Santander. We have a culture like Webster of being a community bank close to our customers in every geography in which we operate.

So let me just add to this that this transaction together with TSB will accelerate our journey to be the most profitable bank in all our core markets. US is among the most attractive banking markets globally with very attractive risk returns, a growth economy and you know, favorable regulatory environment. As is the case of the UK, the US has very strong connectivity with the rest of our global franchises and there will be additional network benefits across our global businesses and geographies and as I just said, increases the share of hard, hard currency earnings, which is a, uh, good, uh, which is overall a good thing for us and for value creation for our shareholders.

So looking forward, what is the outlook? Well, this transaction together with a very significant progress you've seen in our strategy, in our numbers, you've seen the 25 results we're headlining some of our key targets. Obviously, we'll give you more detail at Investor Day.

Following the acquisition of Webster and the integration of TSB, Santander will be at scale in all its core markets with near to or best in class profitability. And as a result of this, and based on the current macro outlook, we expect to achieve ROTE in excess of 20% in 28.

As we have indicated in previous results, 26 is a transition year. I would say also an excellent year from A BAU, but also capital reallocation, uh, point of view, because we're selling Poland in Q1 26, […] expect to close TSB in Q2 of 26, we expect to continue running our legacy and new platforms in parallel for a few months as we migrate our global platforms in both the UK and the us.

Excluding these corporate transactions in 26, so ex M&A in 26, this is what we're expecting. First, revenue to grow mid single digit in constant euros, double digit including M&A in 26 with fee growth surpassing, uh, higher and surpassing net interest income growth. Cost to be lower in absolute terms in constant euros. Cost of risk broadly stable, attributable profit to increase. So a higher profit in 26 over 25. Again, this is ex M&A a CET1 to be close to 13, somewhere between 12.8 and 13% by the end of 26.

Looking ahead further into 27, uh, our guidance right now is revenue to grow double digits, net profit to grow mid teams and CET1 to be over 13.

So exciting times ahead for Santander. We have, uh, a lot more detail for you at our investor day, um, and obviously more detailed targets. We, uh, will tell how we will, you know, execute on the strategy and I hope to see you all there at the investor day on the 25th of February.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this communication. By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.

Forward-looking Statements

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future share dividends, share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. As forward-looking statements involve significant risks and uncertainties, readers are cautioned not to place undue reliance on such statements.

Webster Financial Corporation’s (“Webster”) and Banco Santander S.A.’s (“Banco Santander”) actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Banco Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Banco Santander’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Banco Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Banco Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Banco Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Banco Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Banco Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Banco Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Banco Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Banco Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Banco Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Banco Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Banco Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Banco Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made.

Webster and Banco Santander undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law. These and other important factors, including those discussed under “Risk Factors” in Webster’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000004/wbs-20241231.htm), and Banco Santander’s Annual Report on Form 20-F for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san-20241231.htm), as well as Webster’s and Banco Santander’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Webster and Banco Santander disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, BANCO SANTANDER, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Banco Santander through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Webster and Banco Santander at:

Webster Financial Corporation	Banco Santander, S.A
200 Elm Street	Ciudad Grupo Santander
Stamford, Connecticut 06902 Attention: Investor Relations eharmon@websterbank.com	28660 Boadilla del Monte Spain Attention: Investor Relations investor@gruposantander.com
(212) 309-7646	+34 912899239

PARTICIPANTS IN THE SOLICITATION

Webster, Banco Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of Webster and Banco Santander is set forth in (i) Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Director Nominees”, “Director Independence”, “Non-Employee Director Compensation and Stock Ownership Guidelines”, “Compensation and Human Resources Committee Interlocks and Insider Participation”, “Executive Compensation”, “2024 Pay Versus Performance” and “Security Ownership of Certain Beneficial Owners and Management”, which was filed with the SEC on April 11, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000015/wbs-20250411.htm, and (ii) Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 28, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san-20241231.htm. To the extent holdings of each of Webster’s or Banco Santander’s securities by its directors or executive officers have changed since the amounts set forth in Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders and in Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, such changes have been or will be reflected on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC and on Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2025. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus of Webster and Banco Santander and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.